Filed Pursuant to Rule 433

Registration No. 333-179938

Medtronic, Inc.

Pricing Term Sheet

February 20, 2014

0.875% Senior Notes due 2017

3.625% Senior Notes due 2024

4.625% Senior Notes due 2044

Issuer:	Medtronic, Inc.
Trade Date:	February 20, 2014
Settlement Date:	T+5; February 27, 2014
Denominations:	$2,000 x 1,000
Joint Bookrunners:	Barclays Capital Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc.
Senior Co-Managers:	Morgan Stanley & Co. LLC and UBS Securities LLC
Co-Managers:	Mizuho Securities USA Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC
Principal Amount:	US $250,000,000	US $850,000,000	US $650,000,000
Title:	2017 Note	2024 Note	2044 Note
Security Type:	Senior Note	Senior Note	Senior Note
Ratings:*	INTENTIONALLY OMITTED	INTENTIONALLY OMITTED	INTENTIONALLY OMITTED
Maturity:	February 27, 2017	March 15, 2024	March 15, 2044
Coupon:	0.875%	3.625%	4.625%
Price to Public:	99.897%	99.806%	99.338%
Yield to Maturity:	0.910%	3.648%	4.666%
Spread to Benchmark Treasury:	T + 20 basis points	T + 90 basis points	T + 95 basis points
Benchmark Treasury:	UST 0.625% due February, 2017	UST 2.75% due February, 2024	UST 3.75% due November, 2043
Benchmark Treasury Yield:	0.710%	2.748%	3.716%
Interest Payment Dates:	February 27 and August 27, commencing August 27, 2014	March 15 and September 15, commencing September 15, 2014	March 15 and September 15, commencing September 15, 2014
Optional Redemption:

The issuer may redeem the 2017 Notes in whole or in part, at any time prior to February 27, 2017 (their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2017 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2017 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption),

The issuer may redeem the 2024 Notes in whole or in part, at any time prior to December 15, 2023 (3 months prior to their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2024 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2024 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption), discounted to the

The issuer may redeem the 2044 Notes in whole or in part, at any time prior to September 15, 2043 (6 months prior to their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2044 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2044 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption), discounted to the discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 5 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

In addition, at any time on and after December 15, 2023 (3 months prior to their maturity date), we may at our option redeem the 2024 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 Notes being redeemed, plus accrued and unpaid interest to the date of redemption.

redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

In addition, at any time on and after September 15, 2043 (6 months prior to their maturity date), we may at our option redeem the 2044 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2044 Notes being redeemed, plus accrued and unpaid interest to the date of redemption.

CUSIP:	585055 BB1	585055 BC9	585055 BD7
ISIN:	US585055BB18	US585055BC90	US585055BD73

*	An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc., toll free at 888-603-5847, Goldman, Sachs & Co., collect at 866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Medtronic, Inc. on February 20, 2014 relating to its Prospectus dated March 6, 2012.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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